







# China Clean Energy Inc.

中国清洁能源有限公司

# Safe Harbor Statement



This presentation contains forward-looking statements. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Important factors that could cause actual results to differ materially from our expectations include, but are not limited to, those factors that are disclosed under the heading "Risk Factors" and elsewhere in our documents filed from time to time with the United States Securities and Exchange Commission and other regulatory authorities.

Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved and these statements will prove to be accurate. Important factors could cause actual results to differ materially from those included in the forward-looking statements.

# Equity Snapshot



- **OTC BB Quoted:**                                                        <u>CCGY</u>

- **Price (02/7/2007)**                                                     $2.50

- **Market Cap**                                                            $53.3 mil

- **Shares Outstanding:**                                                   21.3 mil

- **Float:**                                                                2.4 mil

- **Revenues (9-months to 09/30/2006):**                                    $9.78 mil

- **Net Profits (9-months to 09/30/2006):**                                 $1.28 mil

Source: Standard & Poor's, Company SEC Filings

# Company Overview



- **Headquartered in Longtian, Fuqing City, Fujian Province, PRC**

- **311,000 square feet ISO-certified production facilities**

- **4,800 tons (1.44 mill gallons) per year of biodiesel capacity expected to grow to 10,000 tons (3 mill gallons) in 2007**

- **18,000 tons per year of specialty chemicals capacity**

- **132 employees**

- **Aggressive growth plans with a focus on biodiesel fuel**





# Key Accomplishments





**Nov 2006:** Started being quoted on OTC BB under ticker symbol: CCGY.

**Oct 2006:** Consummated a reverse takeover of OTC BB-quoted Hurley Exploration, Inc.

**Feb 2006:** Became a wholly-owned foreign enterprise ("WOFE").

**Dec 2005:** Commenced production of biodiesel fuel from cottonseed leavings and yellow grease using proprietary technology.

**July 1995:** Fujian Zhongde Technology Co., Ltd was organized in Fujian Province of China to produce specialty chemicals from renewable resources.

# Public Recognition



**China Clean Energy's operating subsidiary has been honored with over 30 achievement awards, including:**

### *Company Honors*

- High-Tech Corporation Award, Technology Office of Fujian Province
- Advanced Technology Innovation Honor, CCP Committee of Fuzhou City
- Measure Up Corporation Honor, Technology Supervision Bureau of Fujian Province
- Leading City Corporation Award, Department of Agriculture
- Private Technology Corporation Honor, Fuqing City & Fuzhou City Technology Bureaus
- Excellent Corporation Award, Business Administration Bureau of Fuqing City
- High AAA Credit Corporation Award - China Agriculture Bank

### *Product Honors*

- High Quality Honors for Solid Polyamide Resins, Economic Trade Committee of Fujian
- Excellent New Products for Solid Polyamide Resins, People's Government of Fujian
- Technology Award for Alcohol-Soluble Polyamide Resin; People's Government Fujian
- New Product Award for Alcohol-Soluble Polyamide Resin; People's Government Fuzhou City
- New Product Honor for Dimer Fatty Acid; People's Government Fuzhou City

# Investment Highlights



- **Emerging Producer of Biodiesel in China**

- **Low-Cost Manufacture**

- **Proprietary Technology and Commitment to R&D**

- **Experienced Management**

- **Profitable and Rapidly Growing Business**

- **Enormous demand for renewable energy in China**

# Advantages of Biodiesel



- **Alternative fuel made from renewable resources such as vegetable oil or its waste**
- **Can be used on any diesel engine with no modification to the engine**
- **Produces lower carbon monoxide and sulfur emissions**
- **Safer handling due to higher flashpoint**
- **Biodegradable**
- **Strong PRC government support**



# Biodiesel Opportunity in China



**Strong economic growth has fueled demand for energy in general, and fossil diesel in particular, on the back of strong growth in the fleet of motor vehicles.**

## China nominal GDP (RMB Trillion)



CAGR: 12.9%

9.9 · 11.0 · 12.0 · 13.6 · 16.0 · 18.2 · 20.1

2000 2001 2002 2003 2004 2005 2006E

*Source: CEIC, Credit Suisse Research*

## Motor Vehicles in China (Million)



CAGR: 14.5%

16.1 · 18.0 · 20.5 · 23.8 · 26.9 · 31.6

2000 2001 2002 2003 2004 2005

*Source: CEIC, Credit Suisse Research*

# Biodiesel Opportunity in China



To support robust growth, reduce reliance on imported oil and protect the environment, the Chinese government established a goal for renewable energy to represent 20% of total energy consumption in China by 2020.

## Energy Mix in China



**2004**

Coal 68%
Oil 23%
Gas 3%
Other 6%

**2020**

Coal and Oil 70%
Gas 10%
Renewable Sources 20%

## Chinese Biodiesel Demand Forecast
### (Million Tons)



CAGR: 22.6%

Diesel Forecast (LHS)    Biodiesel 5% Blend (RHS)

(source: Credit Suisse, IEEJ, US Department of Commerce).

# Biodiesel Opportunity in China



**Feedstock accounts for 80% of cost of producing biodiesel.**

- Chinese biodiesel producers have an inherent cost advantage due to their reliance on waste vegetable oil as feedstock

- Chinese supply of waste vegetable oil is estimated at 3.5 million tons

**Cost of Biodiesel**
**US$/Barrel**



(source: Credit Suisse, Bio-era estimates).

# Early Entrant in Biodiesel



- China Clean Energy is one of only two publicly-traded or publicly-quoted biodiesel producers from China

- Developed a proprietary technology for producing biodiesel fuel from vegetable oil waste that gives it a cost advantage

- Key competitive advantages
  - Vertically-integrated manufacturing process
  - Near 100% utilization of all by-products and salvage stuff
  - Diversified revenue base
  - Strong customer relationships
  - Established supplier relationships
  - Low-cost structure
  - Strong balance sheet
  - Proven management team



# Diversified Revenue Base



- **Biodiesel Fuel**

- **Specialty Chemicals**
  - Monomer Acid
  - Stearic Acid
  - Dimer Acid
  - Printing Inks
  - Dimer Acid-Based Polyamide Hot Melt Adhesives
  - Low Molecular Weight Liquid Polyamide Resin
  - High Performance Polyamide Hot-Melt Adhesive
  - Alcohol-Soluble Polyamide Resins
  - Benzene-Soluble Polyamide Resins

**Revenue Breakdown**
**First three quarters 2006**



Chemicals 72.6%

Biodiesel 27.4%



# Attractive Specialty Chemicals Niche

- China presents a large and market for specialty chemicals with underlying growth of 6 to 8 percent a year.

- China Clean Energy’s intermediary chemical  products have a wide array of applications across several industries.

- Premium quality and low costs have allowed for successful expansion into global markets.



中德油墨
ZHONG DE
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INKS

# Strong Customer Relationships



## Top Customers

**Top 10 International Customers:**

| | | |
|---|---|---|
| 1 | Hong Kong | Advanced Chemical Co. Ltd |
| 2 | Singapore | Air Products Chemical Pte, Ltd. |
| 3 | India | Arihant Chemical & Resin Pvt. Ltd. |
| 4 | India | Amizara Agencies |
| 5 | India | Cray Valley Resin Pvt. Ltd. |
| 6 | India | ABC Chemical Pvt. Ltd |
| 7 | India | Dujodwala Paper Chemicals Ltd |
| 8 | USA | HBG Export Co. Ltd |
| 9 | Turkey | Gentug Textile Co. Ltd |
| 10 | Saudi Arabia | Ink Products Co. Ltd. |

**Top 10 Domestic Customers:**

| | | |
|---|---|---|
| 1 | Fuqing, Fujian | Zhongdong Filling Station |
| 2 | Fuqing, Fujian | Risheng Filling Station |
| 3 | Fujian | Changnan Qianku Shanlian Ink Shop |
| 4 | Guangdong | Huiyang Dachang Industry Ltd. |
| 5 | Fujian | Fuzhou Xinqiang Trading Co. Ltd. |
| 6 | Fujian | Changnan Longgang Erlian Ink Shop |
| 7 | Xinjiang | Urumchi Qixinde Chemical Co. Ltd. |
| 8 | Shanghai | Jinyi Printing Co. Ltd |
| 9 | Shaanxi | Xianyang Yangshan Chemical Material Co. Ltd |
| 10 | Jiangsu | Xuzhou Zugong Tire, Ltd. |



**Revenue Contribution first 9 months, 2006**



**Revenue Contribution, first 9 months, 2006**

# Low Cost Structure



- Near 100% utilization of cottonseed waste, leveraging specialty chemical by-products
- Proprietary technology for producing biodiesel utilizing monomer acid
- Low labor costs

Gross Margin (%)



27.4%
27.6%
27.7%
2004
2005
First 9 months, 2006



Turning Waste into Environmental Friendly Products
Feedstock
Vegetable Oil Factory Waste, Etc.
Biodiesel
Inks
Poly-amides
Asphalt, Burning Oil
Other Products

# Proprietary Technology



- **Proprietary method of manufacturing biodiesel from monomer acid (patent pending)**
- **Proprietary and patented multi-purpose polyamide hot-melt adhesive for use in:**
  - Inks
  - Adhering Polyolefin
  - Engineering Plastics
  - Films
  - Pyrocondensation Goods, and Others
- **Proprietary chemical-processing methods**





# Distinguished R&D Advisors

## Zicai Liang, *Professor and R&D Advisor*

- Professor, Doctor / Mentor and Master Instructor at Sichuan University Macromolecule Institute and formerly a researcher at Chengdu Technology University. Published over 60 industry papers and 4 patents and has 4 years of research experience in the US as a visiting scholar. Mr. Liang holds a Bachelor's Degree from China Technology University and a Master's Degree from Chengdu Technology University.

## Yu Lin, *Professor, Chemical Science Advisor, Inks & Printing*

- Senior Research Scientist at Fujian Province Chemical Institute. Mr. Lin has been awarded several medals for research related to printing technologies. He holds a degree from Fuzhou University Chemical Institute.

## Heng Zhang, *Professor, Oil Chemistry Applications Advisor*

- Vice Superintendent of Shanghai Grain Institute. Mr. Zhang is a frequent publisher on the subject of "Dimer Acid Industrialization" and related topics. Mr. Zhang holds a degree from Shanghai Huadong Chemical Institute in Grease Chemistry.

## Shengxiong Dong, *Chemical Science Advisor*

- Professor, Doctor / Mentor and Master Mentor at Fuzhou University, Chemistry & Chemical Institute, Member of Fujian Government Safety Production Expert Associate and Director of Fujian Chemical Association. Mr. Dong is a former visiting scholar at the University of California at Davis Chemical Institute and has over 80 professional papers cited in domestic and international publications or conferences. He has won awards for research on chemical separation, membrane science & separation and functional macromolecule material technologies.

# Growth Strategy



- **Focus on rapidly-expanding biodiesel capacity**

- **Build on current technology and manufacturing processes expertise**

- **Continue to improve operational efficiencies**

- **Leverage the use of chemical by-products**

- **Build strong brand to capture market share**

# Biodiesel Focused Expansion Plan



| | 1st Half 2007 | 2nd Half 2007 | 2008 | 2009 |
|---|---|---|---|---|
| **Location** | ▪ Existing plant expansion | ▪ Jiangyin, Fuqing<br>▪ 20 miles from existing plant<br>▪ Access to deep sea port and railway | ▪ Hebei, close to cotton oil production plants | ▪ Xinjiang |
| **Additional Capacity Expansion** | ▪ 5,200 tons/year of biodiesel (1.6 mill gallons) | ▪ 100,000 tons/year (30 million gallons) in two phases | ▪ 32,000 tons/year * (9.6 million gallons) | ▪ 33,600 tons/year (10.1 mill gallons) |
| **Cumulative Capacity** | ▪ 10,000 tons/year (3 mill gallons) | ▪ 10,000 tons/year (3 mill gallons) | ▪ 142,000 tons/year (42.7 mill gallons) | ▪ 142,600 tons/year |
| **Expected Start-up** | ▪ March 2007 | ▪ First and Second half of 2008 | ▪ Nov 2008 | ▪ Oct 2009 |
| **Investment Requirement** | ▪ $500,000 | ▪ $15 million | ▪ $6 million | ▪ $5 million |

*In addition, this facility will also add 50,000 tons/year to specialty chemicals capacity*

# Experienced Management Team



## Tai-ming Ou, *Chairman and CEO*

- Co-founded the Company in 1995. Prior to forming China Clean Energy, Mr. Ou was the Director of General & Administrative Office of Fuqing First Secondary School. Mr. Ou was also in charge of a factory operated by the school. He is a licensed senior economist and has a Bachelor's Degree in mathematics from Fujian Normal University.

## Ri-wen Xue, *Chief Operating Officer*

- Joined as Production Manager and shareholder in 2000 and was promoted to Vice General Manager of Operations in December 2003. Mr. Xue was formerly a Director of Credit at Commercial and Industrial Bank of China (CIBC) and an engineer at CMOS Chip Copperize Corporation in Japan (fluent in Japanese). He holds a Bachelor's Degree in Finance Administration from Jimei University.

## Gary Zhao, *Chief Financial Officer*

- Joined China Clean Energy in 2006 as Chief Financial Officer. Mr. Zhao's prior experience include Director in Finance Performance Management and Corporate Strategy Consulting at Accenture, CFO at Chinatech International, VP Finance at Sohu.com and Financial Controller at Motorola China. He holds an MBA from the Wharton School at the University of Pennsylvania and a MS from the University of Minnesota and is fluent in English and Mandarin.

## Yun He, *Senior Vice President of Sales and Distribution*

- Mr. He participated in the initial financing efforts, became a shareholder in 1995 and was promoted to Deputy General Manager - Sales & Distribution in Dec. 2003. Mr. He is a former resident and international trade executive both in the former Soviet Union and Czechoslovakia. Mr. He holds a Bachelor's degree from Fujian Normal University.

# Financials Overview



- **$10 million sales in 2005, $9.8 million from Jan. '06 to Sept. '06**

- **Over 50% sales growth in '05**

- **Over 62% net income growth in '05**

- **Net income margin of 13% in '05, and 12.9% in the first 9 months of 2006**

- **No reliance on government subsidies**

**Revenues ($Million)**



**Net Income ($Million)**



# Summary Financial Data



**Pro forma Summary Income Statement**

| ($ in thousands) | 9 Months Ended Sept. 30, 06 | Years Ended December 31 2005 | Years Ended December 31 2004 |
|---|---|---|---|
| **Revenues** | $9,779 | $10,040 | $6,590 |
| **Operating income** | 2,012 | 2,059 | 1,228 |
| **Net income** | 1,263 | 1,310 | 774 |

*Source: Company's SEC filings*

# Summary Financial Data



($ in thousands)

| Balance Sheet | 09/30/06 | 12/31/05 |
|---|---|---|
| | (Pro forma) | |
| Cash and Cash Equivalents | $2,608 | $3,175 |
| Total Current Assets | 4,973 | 6,028 |
| Total Assets | 11,649 | 10,833 |
| Total Current Liabilities | 1,863 | 2,582 |
| Total Liabilities | 1,863 | 2,582 |
| Total Stockholders' Equity | 9,786 | 8,251 |

# Investment Highlights



- **Emerging producer in China's biodiesel market**

- **Low-Cost Manufacturer**

- **Proprietary Technology and Commitment to R&D**

- **Experienced Management**

- **Profitable and Rapidly-Growing Business**

- **Enormous demand for renewable energy in China**

# Thank You



**China Clean Energy Inc.**
c/o Fujian Zhongde Technology Co., Ltd
Fulong Industry Zone
Longtian Town Fuqing City
Fujian, China 35013
Phone: +86-591-85773387
Contact Information:
Gary Zhao, CFO
Email: gary.zhao@chinacleanenergyinc.com
China Mobile: 86-13801339172
US Mobile: 917-751-1252
**www.chinacleanenergyinc.com**



